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                              September 6, 2023

       Pierre-Yves Leduc
       Partner
       Stikeman Elliot LLP
       1155 Rene-Levesque Blvd. West
       41st Floor
       Montreal, Quebec H3B 3V2
       Canada

                                                        Re: Liminal BioSciences
Inc.
                                                            SC 13E3 filed
August 17, 2023
                                                            Filed by Liminal
BioSciences Inc., Structured Alpha LP, Thomvest Asset
                                                            Management Ltd.,
Peter J. Thomson, and Eugene Siklos
                                                            File No. 005-91242

       Dear Pierre-Yves Leduc:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3; Exhibit (a)(2)(i)

       General

   1. Please provide the disclosure required by Item 1003 of Regulation M-A with respect to each filing person. In
this respect, consider describing the business relationships among the filing persons
other than the company.
   2. Please include in the circular delivered to security holders the information appearing in
                                                        Schedule A of the
Schedule 13E-3.
       Letter to Shareholders, page i

   3. We note that you state the Arrangement is fair to holders of Minority Shares and refer to
 Pierre-Yves Leduc
Stikeman Elliot LLP
September 6, 2023
Page 2
         such shareholders as "Minority Shareholders." It appears that the definition of Minority
         Shareholders (and Unaffiliated Securityholders on page 119) includes within it directors and officers of the Company who are not otherwise affiliated with Purchaser, even though those individuals are considered affiliates of the Company under Rule 13e-3(a)(1). The definition of "Minority Shareholders" should therefore exclude such persons, so that the disclosure speaks strictly to the fairness of the Arrangement to unaffiliated securityholders. Please revise throughout the circular. See Item 1014(a) of Regulation M-
         A.
Forward-Looking Information, page 2

4. Please revise your disclosure to clarify that the reference to "U.S. Securities Laws"
         excludes any reference to the Private Securities Litigation Reform Act of 1995, as the safe harbor provisions of the Act are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2
         to the July 2001 Third Supplement to the Division of Corporation
Finance   s Manual of
         Publicly Available Telephone Interpretations.
Questions and Answers, page 8

5. Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item
         1001 of Regulation M-A and Rule 13e-3(e)(1)(ii).
Summary of the Arrangement, page 16

6. We note that on page 19 and elsewhere you refer to the negotiations between the special committee and the Purchaser as "arm's-length." Please delete all
references to    arm's-
         length negotiations,    as such references are inappropriate in a
going private transaction by
         affiliates.
Reasons for the Recommendation of the Special Committee and the Board, page 28

7. We note that the board of directors considered the BMO Capital Markets presentations and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true,
FirstName LastNamePierre-Yves Leduc
       that the special committee adopted BMO Capital Markets' analyses as its own.
Comapany    NameStikeman
       Alternatively, reviseElliot LLP
                             your disclosure to include disclosure responsive
to Item 1014(b) of
       Regulation
September   6, 2023M-A
                    Pageand
                          2 to address the factor in instruction 2(iv) to Item
1014.
FirstName LastName
 Pierre-Yves Leduc
FirstName LastNamePierre-Yves   Leduc
Stikeman Elliot LLP
Comapany 6,
September  NameStikeman
             2023        Elliot LLP
September
Page  3   6, 2023 Page 3
FirstName LastName
Formal Valuation and Opinion of the Special Committee's Independent Financial Advisor and
Valuator, page 34

8. Revise this section to include the disclosure required by Item 1015(b) of Regulation M-A, including with respect to all preliminary presentations by BMO Capital Markets.
9.       Disclose the projections provided to BMO Capital Markets.
Interests of Certain Persons in the Arrangement, page 46

10. Please quantify the change of control benefits described on page 46 for each person.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Dan Duchovny at 202-551-3619.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions